EXHIBIT 12

HONEYWELL INTERNATIONAL INC.
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Six Months Ended
June 30, 2012
(Dollars in millions)

Determination of Earnings:
Income from continuing operations before taxes	$2,345
Add (Deduct):
Amortization of capitalized interest	10
Fixed charges	204
Equity income, net of distributions	(24)

Total earnings, as defined	$2,535

Fixed Charges:
Rents(a)	$28
Interest and other financial charges	176

204
Capitalized interest	9

Total fixed charges	$213

Ratio of Earnings to Fixed Charges	11.90

(a) Denotes the equivalent of an appropriate portion of rentals representative of the interest factor on all rentals other than for capitalized leases.